SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 8, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia launches second phase of share buyback program and cancels repurchased shares

STOCK EXCHANGE RELEASE	1 (2)

8 December 2022

Nokia Corporation

Stock Exchange Release

8 December 2022 at 17:30 EET

Nokia launches second phase of share buyback program and cancels repurchased shares

Espoo, Finland – In line with the announcement on 3 February 2022, the Board of Directors of Nokia Corporation ("Nokia" or the "Company") has today decided to launch the second EUR 300 million phase of the share buyback program that aims to return up to EUR 600 million of cash to its shareholders in tranches over a period of two years. Repurchases are expected to resume in early January. The first phase of the share buyback program with a maximum aggregate purchase price of EUR 300 million was initiated on 14 February 2022 and it was completed on 11 November 2022.

The main terms of the second phase of the share buyback program:

•	The aggregate purchase price of all Nokia shares to be acquired shall not exceed EUR 300 million.

•	The repurchases will start at the earliest on 2 January 2023 and end at the latest by 21 December 2023.

•	The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The repurchased shares will be cancelled accordingly. The repurchases will be funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

•	The repurchases are based on the authorization granted by Nokia's Annual General Meeting on 5 April 2022. The maximum number of shares that can be repurchased under the second phase of the program is 275 000 000 shares corresponding to approximately 5% of the total number of shares in Nokia.

•	The shares will be acquired through public trading on the regulated market of Nasdaq Helsinki and selected multilateral trading facilities. No repurchases will be made in the United States. Nokia has appointed a third-party broker as the lead-manager for the second phase of the buyback program. The lead-manager will make trading decisions independently of and without influence from Nokia. The repurchases will be carried out in accordance with the so-called safe harbour rules referred to in Article 5 of the EU Market Abuse Regulation (EU N:o 596/2014).

•	The price payable per share shall be determined in public trading on the relevant trading venue at the time of the repurchase, in compliance with the price and volume limits applicable under the safe harbour rules.

Nokia may terminate the program prior to its scheduled end date and will in such case issue a stock exchange release to this effect.

www.nokia.com

STOCK EXCHANGE RELEASE	2 (2)

8 December 2022

Cancellation of treasury shares registered

Nokia has today also cancelled 63 963 583 Nokia shares held by the Company and repurchased under the first phase of the buyback program during the period between 14 February 2022 and 11 November 2022 in line with the decision by the Board of Directors.

The cancellation of the treasury shares was registered with the Finnish Trade Register on 8 December 2022.

The cancellation of the shares does not affect the Company’s share capital nor total equity.

After the cancellation, the total number of shares and votes in Nokia Corporation is 5 632 297 576. After the cancellation, Nokia Corporation holds 33 822 878 treasury shares.

NOKIA CORPORATION

Board of Directors

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Interim Chief Legal Officer; Corporate